

February 18, 2015

Via E-mail
Thomas J. Ivey, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, CA 94301

> **Re:** **Silicon Image, Inc.**
> **Schedule TO-T filed by Cayabyab Merger Company and Lattice**
> **Semiconductor Corporation**
> **Filed February 9, 2015**
> **File No. 005-58167**

Dear Mr. Ivey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Offer to Purchase

9. Source and Amount of Funds, page 14

1. Consistent with the requirements set forth in Item 7 of SC TO and Item 1007 of Regulation M-A, please supplement the disclosure to describe in further detail the terms of Parent's equity commitment to fund up to $225 million of the purchase price, as more fully described in the commitment letter.

15. Certain Conditions of the Offer, page 44

2. Please clarify that all offer conditions, except those related to the receipt of government regulatory approvals necessary to consummate the offer, must be satisfied or waived at or

before the expiration of the offer. As currently drafted, it seems possible that the penultimate condition relating to the passage of 3 business days from completion of the Marketing Period could be asserted after expiration of the offer.

3. Please refer to the last paragraph of this section relating to your failure to exercise any of the rights described in this section. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to security holders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm the bidders' understanding in this regard in the response letter.

4. Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding in this regard in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

· The filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3252 or Mellissa Campbell Duru, Special Counsel, at (202) 551-3757 if you have any questions regarding our comments.

Sincerely,

/s/ *Lisa M. Kohl*

Lisa M. Kohl
Attorney-Advisor
Office of Mergers & Acquisitions